EXHIBIT 99.1

GOLD STANDARD CLOSES C$5.0 MILLION MARKETED PRIVATE PLACEMENT FINANCING

August 2, 2013 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX-V: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has completed its previously announced marketed private placement of 7,936,509 common shares at a price of C$0.63 per share for gross proceeds of C$5,000,000 (the “Offering”). A Canadian agent acted as sole agent for the Offering and a cash commission of up to 6% was paid on the proceeds thereof.

The Company intends to use the net proceeds of the Offering for exploration work at Gold Standard’s flagship Railroad Project in north-central Nevada, for working capital and general corporate purposes.
All common shares of the Company issued in connection with the Offering are subject a hold period in Canada of four months and one day expiring December 3, 2013 and applicable hold periods in the United States.

ABOUT GOLD STANDARD VENTURES CORP. - Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed use of proceeds are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.  On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702

Email: info@goldstandardv.com
Website: www.goldstandardv.com